File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☑	Form 40-F	☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _________ .]

SIGNATURES

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2003.

1)	Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

March	Invoice amount	1,138,599	1,268,417	-129,818	-10.23%
March	Net Sales	1,003,034	1,001,529	+1,505	+0.15%

2)	Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	March 2003 end	February 2003 end	Limit of lending

MXIC	0	0	7,382,554
MXIC’s subsidiaries	1,118,950	1,118,950	7,382,554

3)	Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	March	Bal. As of period end

MXIC	14,765,108	0	3,732,150
MXIC’s subsidiaries	3,085,952	0	0
MXIC endorses for subsidiaries		0	3,614,000
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

4)	Financial derivatives transactions (NT$: Million)

                            4-1  Hedging purpose

For assets / liabilities denominated in foreign currencies		For the position of floating rate liabilities

Underlying assets / liabilities	311	Underlying assets / liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	0	Realized profit (loss)	0

                            Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

                            4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of March 2003.

1)	The trading of directors, supervisors, executive officers and 10% shareholders: None.

2)	The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3)	Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on February 28,	shares on February 28,	units on March 31,	shares on March 31,
2003	2003	2003	2003

1,651,710.3	16,517,103	1,654,310.3	16,543,103

4)	Outstanding amount of Convertible Bonds

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on February 28, 2003	on March 31, 2003

0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000	US$80,000,000
1% Convertible Bonds Due 2005	NT$41.3505	US$295,000	US$295,000
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$80,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of March 2003.

1)	The acquisition of assets:

1-1 Fund

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/03/05	TIIM Bond Fund	7,483,125.5519	13.3634	100,000,000
2003/03/17	Central Diamond Bond Fund	9,219,818.92	10.8462	100,000,000
2003/03/17	Transcend Fortune Bond Fund	8,693,233.2	11.5032	100,000,000

1-2 Fund

Date	Description of assets	Trade Amount

2003/03/05	MICTT 0% 08 Credit Linked Note	US$5,000,000

2)	The disposition of assets: None

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: April 15, 2003	By:	/s/ Paul Yeh Name: Paul Yeh Title: Associate Vice President of Finance Center